SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION Receives INTERNET TELEPHONY(R) Magazine's 11th Annual Product of the Year Award dated February 17, 2009.

     2. Press release re RADVISION Awarded Distributed Multipoint Conferencing Patent dated February 25, 2009.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Receives INTERNET TELEPHONY(R) Magazine's 11th
Annual Product of the Year Award

Tuesday February 17, 8:00 am ET

SCOPIA Desktop Recognized for Outstanding Innovation

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Technology Marketing Corporation's (TMC(R)) INTERNET TELEPHONY magazine (www.itmag.com) has named SCOPIA Desktop as a recipient of its 2008 Product of the Year Award.

RADVISION's SCOPIA Desktop is a software client/server application that provides High Definition scalable desktop video conferencing and full interoperability with video conferencing room system deployments. SCOPIA Desktop utilizes a simple web browser plug-in to deliver high performance desktop video conferencing with a standard PC, webcam and Internet connection. It includes the latest in video technology providing High Definition H.264 for both meeting participants and data collaboration. Full audio, video and data collaboration interoperability with video conferencing room systems along with integrated firewall traversal make it a highly cost effective solution to easily extend and add value to existing video conferencing deployments.

"We are proud to be a recipient of the 2008 Product of the Year Award," said Zeev Bikowsky, General Manager, Networking Business Unit for RADVISION. "We invite you to experience first-hand, the unique conferencing capabilities of SCOPIA Desktop at http://www.radvision.com/tryscopia."

"INTERNET TELEPHONY is pleased to grant a 2008 Product of the Year Award to RADVISION for their SCOPIA Desktop. RADVISION has proven they are committed to quality and excellence while addressing real needs in the marketplace," said Rich Tehrani, TMC President and Editor-in-Chief of INTERNET TELEPHONY magazine. "We're proud to honor their accomplishments in the advancement of IP communications and look forward to more innovative solutions from them in the future."

A full list of Product of the Year winners will be published in the February, 2009 issue of INTERNET TELEPHONY magazine, (www.itmag.com). INTERNET TELEPHONY has been the authority in IP communication since 1998(TM).

For more information, please visit www.tmcnet.com.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the IP Communications Authority since 1998(TM). Beginning with the first issue in February of 1998, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. INTERNET TELEPHONY offers rich content from solutions-focused editorial content to reviews on products and services from TMC Labs. INTERNET TELEPHONY magazine reaches more than 225,000 readers, including pass-along readers. For more information, please visit www.itmag.com.

About TMC

Technology Marketing Corporation (TMC) is an integrated global media company helping our clients build communities in print, in person and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, and NGN Magazine. TMC is also the first publisher to test new products in its own on-site laboratories, TMC Labs. TMCnet, TMC's Web site, is the leading source of news and articles for the communications and technology industries. TMCnet is read by three million unique visitors each month worldwide, according to Webtrends. In addition, TMC produces INTERNET TELEPHONY Conference & EXPO and Communications Developer Conference.

For more information about TMC, visit www.tmcnet.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish
+1 212-704-7385
sean@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net
or
TMC:
Jan Pierret, +1 203-852-6800
jpierret@tmcnet.com

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION Awarded Distributed Multipoint Conferencing Patent

Wednesday February 25, 8:00 am ET

RADVISION's Patent Enables Scalable, Distributed Video Conferencing Deployments Across Enterprise IP Networks

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced it has been granted a U.S. patent, numbered 7,461,126, for distributed multipoint conferencing with automatic endpoint address detection and dynamic endpoint-server (MCU) allocation.

The widespread deployment of video conferencing endpoints along with the increasing use of high definition is driving the need for intelligent management across the enterprise network. While most enterprises have sufficient bandwidth in their LANs to support multiple video conference participants, bandwidth between sites over WAN connections is limited and expensive. Historically, multiparty conferencing was hosted on large centralized ISDN MCUs but today's IP environment requires a distributed network of MCUs at each location where there are concentrations of endpoints.

RADVISION's patented conferencing solution connects users to their "local" MCU over inexpensive LAN connections and those MCUs connect to each other when multi-site conferencing is required. This significantly reduces bandwidth use across expensive WAN connections by creating a large, distributed "virtual MCU" across the network. This capability becomes more critical with the bandwidth demands of high definition along with the increasing numbers of room and desktop video conferencing systems deployed in an enterprise.

When an endpoint first connects to a conference, RADVISION's management system dynamically assigns the most appropriate MCU on the network to act as the endpoint's "local" MCU. The management system then automatically creates connections between individual MCUs as appropriate and manages the multipoint system topology including determining the connection types (e.g. unicast or multicast). Bandwidth utilization is significantly enhanced using this technology. Video conferencing endpoints will send and receive conference media from the automatically assigned local MCU, which will intelligently manage sending media to other conference participants on other MCUs. Participants that are not being viewed by anyone else in the conference will not have their video stream transmitted across the network, thus conserving bandwidth.

Noted benefits of this patented technology include:

     o A simplified approach for deploying a distributed network of multiple MCUs for high scalability;

     o    Simple conference entry for all users through a single access number;

     o    Dynamic   conference   creation  across  multiple  MCUs  transparently
          connecting users to the optimal MCU according to location, network topology and administration rules;

     o    Dynamic intelligent setup of cascade connections between MCUs;

     o    Effective bandwidth management across the WAN for conferencing.


"Today's conferencing environment of telepresence, high definition and desktop video scalability must be deployed and managed in light of today's existing network infrastructures," said Zeev Bikowsky, General Manager, Networking Business Unit for RADVISION. "Early on we recognized the importance of intelligently managing a distributed video network while other companies were still developing solutions for ISDN. RADVISION's technology breaks new ground for effectively deploying these demanding applications in today's enterprises."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION(R) Ltd.
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1-212-704-7385
sean@dukaspr.com
or
Todd Barrish, +1-212-704-7385
todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                     (Registrant)



                                By: /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: February 27, 2009